Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									September 1, 2005


Mr. Dennis F. Strigl
President and Chief Executive Officer
Cellco Partnership
180 Washington Valley Road
Bedminster, NJ 07921

	Re:	Cellco Partnership
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 14, 2005
		File No. 333-92214

Dear Mr. Strigl:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K
Financial Statements

1. Refer to the penultimate paragraph of page 90, where you disclose your plan to consolidate Vista PCS, LLC even though it is controlled by Valley Communications, LLC. In future filings please expand your consolidation policy disclosure to fully address circumstances such as this and explain to us the nature of your investment in Vista PCS,
LLC and the basis for your accounting in GAAP. Refer us to the accounting literature that you are relying upon as a basis for your policy and describe to us how you apply the guidance of FIN 46R to this and other similar investments.

2. We note on page 5 of the March 31, 2003 Form 10-Q of Verizon Communications, Inc., Verizon Communications recognized a material gain upon the adoption of SFAS 143. Please explain to us the facts and circumstances of your adoption of SFAS 143, including the impact of adoption on your financial position and results of operations. Tell us how you determined your asset retirement obligation (ARO) and cumulative effect adjustment, if any. Also, explain what impact the adoption of FIN #47 had on your methodology for estimating your ARO.

June 30, 2005 Form 10-Q
Wireless licenses and Other Intangibles, Net, page 5

3. Please explain to us how you applied the guidance in EITF Topic
D-
108. Describe in detail how you applied the direct method of valuing your wireless licenses. Please address the following questions in your response.
* Did you determine the direct value of these licenses on a license-by-license basis or did you aggregate some or all of these licenses?
If you aggregated licenses, tell us how.
* The sixth paragraph of page 4 of your Form 10-K seems to indicate that you have purchased overlapping licenses. Tell us how the values of your older and newer licenses compare in such circumstances.
* Also, describe how the direct values were determined and tell us how they compared to the recorded values as originally determined under the residual method.


*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Dennis F. Strigl
President and Chief Executive Officer
Cellco Partnership
September 1, 2005
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